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                                   FORM 13G

                                   Exhibit 1

     In reply to Item 6 on page 8, as of the year ending December 31, 1996, The Bank of New York, William E. LaMothe, Russell G.Mawby and William C. Richardson were trustees of the Trust holding 71,675,220 Shares, or 34.2% of the Shares outstanding.

     For purposes of this Schedule 13G, The Bank of New York Company, Inc. is reporting on behalf of its subsidiaries, The Bank of New York and The Bank of New York Trust Company, which hold Shares for various persons in various fiduciary capacities. As noted in the preceding paragraph, The Bank of New York's holdings as trustee of the Trust represent 34.2% of the Shares outstanding as of the year ending December 31, 1996. Additional Shares reported on page 2 of this Schedule 13G for The Bank of New York Company, Inc. and its subsidiaries include Shares held in fiduciary capacities for persons other than the Trust.

     As of the year ending December 31, 1996, William E. LaMothe was co-trustee with his wife and daughter of the Patricia A. and William E. LaMothe Foundation, a charitable foundation organized under Michigan law, holding 54,300 Shares.

     As of the year ending December 31, 1996, William C. Richardson was co-trustee with Harris Trust and Savings Bank of the Carrie Staines Kellogg Trust #5977, holding 360,960 Shares. Dr. Richardson succeeded Russell G. Mawby as co-trustee of such trust. Accordingly, Dr. Mawby no longer reports Shares held by this trust for purposes of this Schedule 13G.

     W.K. Kellogg Foundation has an interest in Shares held in the Trust and other persons have interests in the above referred Shares held in other fiduciary capacities. Except as described hereinabove, no other person is known to receive or has the power to direct the receipt of dividends from, or the proceeds from the sale of, Shares reported in this filing.